UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release with respect to the first quarter results ended July 18, 2010

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

4204 Industriel Blvd
Laval, Quebec, Canada
H7L 0E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F |__|         Form 40-F | X |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |__|         No |__|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |__|         No |__|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |__|         No |__|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

August 24, 2010
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

ALIMENTATION COUCHE-TARD ANNOUNCES
FIRST QUARTER OF FISCAL 2011 RESULTS

  Record net earnings of $129.5 million, or $0.69 per share on a diluted basis, an increase of $38.4 million or 42.2% compared to the $91.1 million posted during the first quarter of fiscal 2010.
  Same-store merchandise sales up 4.4% in the United States and 6.6% in Canada.
  Consolidated merchandise and service gross margin in proportion of sales up 0.4%. Margin was 32.9% in the United States and 35.1% in Canada.
  Same-store motor fuel volume up 1.1% in the United States and 5.4% in Canada.
  Motor fuel gross margin in the United States up 3.69¢ per gallon to 19.12¢ per gallon.
  Operating, selling, administrative and general expenses accounted for 27.8% of merchandise and service revenues in the first quarter of 2011 against 28.3% during the comparable quarter last year.
TSX: ATD.A, ATD.B

Laval, Quebec, August 24, 2010 – For its first quarter, Alimentation Couche-Tard Inc. announces net earnings of $129.5 million, up $38.4 million or 42.2% . The increase mainly reflects the growing contribution of merchandise and service sales, the growth in same-store motor fuel volume in Canada and the United States, the 3.69¢ per gallon increase in motor fuel gross margin in the United States, the contribution from a growing number of sites offering fuel, the strengthening of the Canadian dollar, Couche-Tard’s sound management of its expenses as well as a lower income tax rate. These items contributing positively to net earnings were partially offset by an increase in electronic payment modes resulting from higher average motor fuel retail prices.

“There is nothing like finishing a year on a great note and starting another one the same way. During fiscal 2010, we posted a record year and we are starting fiscal 2011 with a record quarter”, declared Alain Bouchard, President and Chief Executive Officer. “It’s even better when the results are supported by what makes us what we are: in-store sales. Indeed, during the quarter, same-store merchandise sales as well as the merchandise and service margin both showed interesting growth. When we combine this performance to our cost containment efforts and to a good motor fuel margin in the United States, we get a quarter of which we can be proud of. As for Casey’s, of course, I am disappointed by the decision of their Board of Directors to reject our offers and to create obstacles without even opening the dialog. But I still believe that the combination of Casey’s and Couche-Tard is in the best interest of both companies’ shareholders and other stakeholders. However, we will continue to evaluate our options and take decisions based on the actions of Casey’s Board of Directors and its shareholders” he concluded.

As for Raymond Paré, Vice-President and Chief Financial Officer, he indicated: “In addition to being encouraging on the operational side since growth in earnings is mostly due to the growing contribution of merchandise and service sales, this quarter’s excellent performance allowed us to improve our financial position and the strength of our balance sheet which were already strong. Thus, we are in an even better position to realize our growth projects while remaining prudent. For many years, we have shown that our organic growth is as solid as our growth due to acquisitions. Furthermore, it is clear that the core of our results rests principally with our merchandise and service sales which represented 76% of our gross margin for the 52-week period ended July 18, 2010. Finally, the volatility of the fuel portion decreases greatly when it is viewed on an annual basis rather than short-term”.

Highlights of the First Quarter of Fiscal 2011

Changes in the Store Network

The following table presents certain information regarding changes in Couche-Tard’s stores network over the 12-week period ended July 18, 2010:

	12-week period ended July 18, 2010
	Company-operated
	stores	Affiliated stores	Total

Number of stores, beginning of period	4,408	1,470	5,878
Acquisitions	6	-	6
Openings / constructions / additions	9	17	26
Closures / withdrawals	(22)	(19)	(41)
Number of stores, end of period	4,401	1,468	5,869

(1)

Includes Couche-Tard’s share of the company-operated stores operated by the joint venture created with Shell (50% of the 69 company-operated stores) on January 6, 2010, net of the 32 stores which were already part of Couche-Tard’s network and which are now operated by the joint venture.

Business acquisitions

During the first quarter of fiscal 2011, Couche-Tard acquired six stores through five distinct transactions.

Casey’s General Stores, Inc. (“Casey’s”)

On April 9, 2010, Couche-Tard publicly submitted a proposal to Casey’s Board of Directors to acquire all of the outstanding shares of common stock of Casey’s for $36.00 per share, payable in cash. On June 2, 2010, the Company commenced a tender offer to acquire all of the outstanding shares of common stock of Casey’s for $36.00 per share, payable in cash. On July 22, 2010 Couche-Tard increased its tender offer to $36.75 per share in cash. The revised proposal has a total value of approximately $1.9 billion on a fully diluted basis, including net debt of Casey’s of approximately $28 million and will expire on August 30, 2010.

The increased offer represents a 26% premium over the one-year average closing share price of Casey’s as of April 8, 2010 (the last trading day prior to the public disclosure of the proposal), a 20% premium over the 90-calendar day average closing share price of Casey’s as of April 8, 2010, and a 16% premium over the closing price of $31.59 per share of Casey’s on April 8, 2010. The increased offer also represents a 12% premium to the all-time and 52-week high trading price of common stock of Casey’s trading prior to April 8, 2010.

On August 19, 2010, Couche-Tard mailed a letter to the shareholders of Casey’s along with its definitive proxy materials in connection with the 2010 annual meeting of shareholders of Casey’s to be held on September 23, 2010. The Company is soliciting votes to, among other things, elect its slate of eight highly qualified, independent candidates to the Casey’s board of directors.

Subsequent event

On June 24, 2010, the Company signed an agreement to acquire ten company-operated stores from Compac Food Stores Inc. Nine of the stores are located in the greater Mobile, Alabama area and one is located in Pensacola, Florida. The transaction is anticipated to close in September 2010 and is subject to standard regulatory approvals and closing conditions. According to a confidentiality agreement between the parties the purchase price cannot be disclosed at this time. Internal available cash will pay for the transaction.

Dividends

On August 24, 2010, the Company’s Board of Directors declared a quarterly dividend of Cdn$0.04 per share for the first quarter of fiscal 2011 to shareholders on record as at September 2, 2010, and approved its payment for September 10, 2010. This is an eligible dividend within the meaning of the Income Tax Act of Canada.

Exchange Rate Data

The Company’s US dollar reporting provides more relevant information given the predominance of its operations in the United States and its debt largely dominated in US dollars.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended
	July 18, 2010	July 19, 2009
Average for period (1)	0.9629	0.8734
Period end	0.9482	0.8961

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

As the Company uses the US dollar as its reporting currency, in its consolidated financial statements and in the present document, unless indicated otherwise, results from its Canadian and corporate operations are translated into US dollars using the average rate for the period. Variances and explanations related to variations in the foreign exchange rate and the volatility of the Canadian dollar which are discussed in the present document are therefore related to the translation in US dollars of the Company’s Canadian and corporate operations results and do not have a true economic impact on its performance since most of the Company’s consolidated revenues and expenses are received or denominated in the functional currency of the markets in which it does business. Accordingly, the sensitivity of the Company’s results to variations in foreign exchange rates is economically limited.

Selected Consolidated Financial Information

The following table highlights certain information regarding Couche-Tard’s operations for the 12-week periods ended July 18, 2010 and July 19, 2009:

(In millions of US dollars, unless otherwise stated)	12-week periods ended
	July 18, 2010	July 19, 2009	Variation %
Statement of Operations Data:
Merchandise and service revenues (1) :
United States	1,002.2	953.7	5.1
Canada	516.6	437.1	18.2
Total merchandise and service revenues	1,518.8	1,390.8	9.2
Motor fuel revenues:
United States	2,292.3	1,911.5	19.9
Canada	461.8	372.8	23.9
Total motor fuel revenues	2,754.1	2,284.3	20.6
Total revenues	4,272.9	3,675.1	16.3
Merchandise and service gross profit (1) :
United States	329.3	312.7	5.3
Canada	181.4	149.3	21.5
Total merchandise and service gross profit	510.7	462.0	10.5
Motor fuel gross profit:
United States	157.8	119.4	32.2
Canada	30.3	28.0	8.2
Total motor fuel gross profit	188.1	147.4	27.6
Total gross profit	698.8	609.4	14.7
Operating, selling, administrative and general expenses	469.1	431.0	8.8
Depreciation and amortization of property and equipment and other assets	48.0	45.0	6.7
Operating income	181.7	133.4	36.2
Net earnings	129.5	91.1	42.2
Other Operating Data:
Merchandise and service gross margin (1) :
Consolidated	33.6%	33.2%	0.4
United States	32.9%	32.8%	0.1
Canada	35.1%	34.2%	0.9
Growth of same-store merchandise revenues (2) (3) :
United States	4.4%	2.4%
Canada	6.6%	2.6%
Motor fuel gross margin (3) :
United States (cents per gallon)	19.12	15.43	23.9
Canada (Cdn cents per litre)	5.26	5.76	(8.7)
Volume of motor fuel sold (4) :
United States (millions of gallons)	850.2	800.5	6.2
Canada (millions of litres)	600.8	555.5	8.2
Growth of same-store motor fuel volume (3) :
United States	1.1%	1.6%
Canada	5.4%	1.5%
Per Share Data:
Basic net earnings per share (dollars per share)	0.70	0.49	42.9
Diluted net earnings per share (dollars per share)	0.69	0.48	43.8
	July 18, 2010	April 25, 2010	Variation $
Balance Sheet Data:
Total assets	3,702.8	3,696.7	6.1
Interest-bearing debt	640.6	741.2	(100.6)
Shareholders’ equity	1,719.3	1,614.3	105.0
Indebtedness Ratios:
Net interest-bearing debt/total capitalization (5)	0.18: 1	0.24: 1
Net interest-bearing debt/EBITDA (6)	0.55: 1 (7)	0.80: 1
Adjusted net interest bearing debt/EBITDAR (8)	2.52: 1 (9)	2.81: 1
Returns
Return on equity (10)	21.8%
Return on capital employed (11)	18.1%

(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3)	For company-operated stores only.
(4)	Includes volume of franchisees and dealers.
(5)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(7)

This ratio was standardized over a period of one year. It includes the results of the first quarter of the fiscal year which will end April 24, 2011 as well as the second, third and fourth quarters of the year ended April 25, 2010.

(8)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt plus the product of eight times rent expense, net of cash and cash equivalents and temporary investments, divided by EBITDAR (Earnings Before Interest, Tax, Depreciation, Amortization and Rent expense). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(9)

This ratio was standardized over a period of one year. It includes the results of the first quarter of the fiscal year which will end April 24, 2011 as well as the second, third and fourth quarters of the year ended April 25, 2010.

(10)

This ratio is presented for information purposes only and represents a measure of performance used especially in financial circles. It represents the following calculation: cumulated net earnings of the last four quarter divided by average equity for the same period. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies. This ratio was standardized over a period of one year. It includes the results of the first quarter of the fiscal year which will end April 24, 2011 as well as the second, third and fourth quarters of the year ended April 25, 2010.

(11)

This ratio is presented for information purposes only and represents a measure of performance used especially in financial circles. It represents the following calculation: cumulated earning before income taxes of the last four quarter divided by average capital employed for the same period. Capital employed represents total assets less short-term liabilities. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies. This ratio was standardized over a period of one year. It includes the results of the first quarter of the fiscal year which will end April 24, 2011 as well as the second, third and fourth quarters of the year ended April 25, 2010.

Operating Results

Revenues amounted to $4.3 billion in the first quarter of fiscal 2011, up $597.8 million, an increase of 16.3%, chiefly attributable to the growth of merchandise revenues, to an increase in motor fuel sales due to higher average retail prices at the pump, to the rise in motor fuel volume sold in the United States and Canada as well as to the stronger Canadian dollar.

More specifically, the growth of merchandise and service revenues for the first quarter of fiscal 2011 was $128.0 million or 9.2%, of which approximately $45.0 million was generated by a stronger Canadian dollar. Internal growth, as measured by the growth in same-store merchandise revenues, was 4.4% in the United States while it stood at 6.6% in Canada. For the Canadian and U.S. markets, growth of same-store merchandise sales is attributable to Couche-Tard’s merchandising strategies, to the economic condition in each of its region as well as to the investments the Company made to enhance the offering of products and services in its stores. The U.S. market benefited from a tax increase on tobacco products in Florida.

Motor fuel revenues increased by $469.8 million or 20.6% in the first quarter of fiscal 2011, of which $86.0 million stems from additional gallons due to a growing number of sites offering motor fuel and approximately $38.0 million were generated by the appreciation of the Canadian dollar against its U.S. counterpart. Same-store motor fuel volume grew by 1.1% in the United States and 5.4% in Canada. The higher average retail price of motor fuel generated an increase in revenues of $249.0 million as shown in the following table, starting with the second quarter of fiscal year ended April 25, 2010:

					Weighted
Quarter	2nd	3rd	4th	1st	average

52-week period ended April 25, 2010
United States (US dollars per gallon)	2.48	2.59	2.71	2.72	2.62
Canada (Cdn cents per litre)	89.24	90.00	92.36	91.46	90.70
52-week period ended April 26, 2009
United States (US dollars per gallon)	3.67	2.00	1.95	2.41	2.46
Canada (Cdn cents per litre)	114.37	78.05	78.67	88.80	89.31

The consolidated merchandise and service gross margin was 33.6% in the first quarter fiscal 2011, up 0.4% compared with the same quarter of fiscal 2010. In the United States, the gross margin was 32.9% while it was 35.1% in Canada, a 0.1% and 0.9% increase, respectively. These increases reflect a more favorable product-mix, the improvements Couche-Tard brought to its supply terms as well as a merchandising strategy in tune with market competitiveness and economic conditions within each market.

The motor fuel gross margin for company-operated stores in the United States increased by 3.69¢ per gallon, from 15.43¢ per gallon last year to 19.12¢ per gallon this year. In Canada, the gross margin slightly fell to Cdn5.26¢ per litre compared with Cdn5.76¢ per litre for the first quarter of fiscal 2010. The motor fuel gross margin of Couche-Tard’s company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters, starting with the second quarter of fiscal year ending April 25, 2010, were as follows:

(US cents per gallon)
					Weighted
Quarter	2nd	3rd	4th	1st	average

52-week period ended July 18, 2010
Before deduction of expenses related to electronic payment modes	15.78	12.88	14.21	19.12	15.37
Expenses related to electronic payment modes	3.79	3.85	4.14	4.17	3.98
After deduction of expenses related to electronic payment modes	11.99	9.03	10.07	14.95	11.39
52-week period ended July 19, 2009
Before deduction of expenses related to electronic payment modes	24.88	18.21	11.38	15.43	17.45
Expenses related to electronic payment modes	4.94	3.15	3.10	3.56	3.64
After deduction of expenses related to electronic payment modes	19.94	15.06	8.28	11.87	13.81

For the first quarter of fiscal 2011, operating, selling, administrative and general expenses rose by 8.8% compared with the first quarter of fiscal 2010. These expenses increased by 2.9% because of the stronger Canadian dollar, by 1.8% because of the increase in electronic payment modes expenses and 0.9% because of acquisitions. Excluding these items, expenses increased by 3.2% which reflects the increase in hours worked in stores in order to support the increase in merchandise and service sales as well as the normal increase in expenses caused by inflation. Moreover, excluding expenses related to electronic payment modes for both comparable periods, expenses in proportion to merchandise and services sales represented 27.8% of sales during the first quarter of fiscal 2011, compared to 28.3% during the first quarter of fiscal 2010. This performance reflects constant efforts deployed by Couche-Tard to find ways to improve its efficiency while making certain the quality of the service it offers its clients is maintained.

Earnings before interests, taxes, depreciation and amortization [EBITDA] was $229.7 million for the first quarter of fiscal 2011, up 28.8% compared with the first quarter of the previous fiscal year.

It should be noted that EBITDA is not a performance measure defined by Canadian GAAP, but Couche-Tard’s management, investors and analysts use this measure to evaluate the Company’s financial and operating performance. Note that Couche-Tard’s definition of this measure may differ from the one used by other public companies:

(in millions of US dollars)	12-week periods ended
	July 18, 2010	July 19, 2009
Net earnings, as reported	129.5	91.1
Add:
Income taxes	45.3	35.4
Financial expenses	6.9	6.9
Depreciation and amortization of property and equipment and other assets	48.0	45.0
EBITDA	229.7	178.4

For the first quarter of fiscal 2011, the depreciation expense increased due to the investments made through acquisitions, replacement of equipment, the addition of new stores and the ongoing improvement of Couche-Tard’s network.

For the first quarter of fiscal 2011, financial expenses remained unchanged compared with the first quarter of fiscal 2010.

The income tax rate for the first quarter of fiscal 2011 is 25.9% compared to a rate of 28.0% for the same quarter of the previous fiscal year.

Couche-Tard closed the first quarter of fiscal 2011 with record net earnings of $129.5 million, which equals $0.70 per share (or $0.69 per share on a diluted basis), compared to $91.1 million the previous fiscal year ($0.48 per share on a diluted basis), an increase of $38.4 million or 42.2% ..

As for the stronger Canadian dollar, it had a favorable impact of approximately $4.0 million on net earnings.

Liquidity and Capital Resources

Couche-Tard’s sources of liquidity remain unchanged compared with fiscal year ended April 25, 2010. For further information, please refer to the Company’s 2010 Annual Report.

With respect to Couche-Tard’s capital expenditures and acquisitions carried out in the first quarter of fiscal 2011, they were financed using its available cash. Couche-Tard expects that its cash available from operations together with borrowings available under its revolving unsecured credit facilities, as well as potential sale and leaseback transactions, will meet the its liquidity needs in the foreseeable future, barring potential large acquisitions that may require additional sources of financing.

Couche-Tard’s credit facilities have not changed with respect to their terms of use since April 25, 2010. As at July 18, 2010, $250.0 million of the Company’s term revolving unsecured operating credits had been used ($250.0 million for the US dollars portion, nil for the Canadian dollars portion). As at the same date, the weighted average effective interest rate was 0.88% . In addition, standby letters of credit in the amount of Cdn$0.9 million and $25.8 million were outstanding as at July 18, 2010. Couche-Tard also has a $351.6 million subordinated unsecured debt (nominal value amounting to $350.0 million, net of attributable financing costs of $7.6 million, adjusted of amounts received for the early termination of interest rate swap agreements which are amortized on the remaining term of the debt using the effective rate method), bearing interest at an effective rate of 7.35% and maturing in 2013.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	12-week periods ended
	July 18, 2010	July 19, 2009	Variation $
Operating activities
Cash flows (1)	173.6	141.6	32.0
Other	(9.8)	(63.4)	53.6
Net cash provided by operating activities	163.8	78.2	85.6
Investing activities
Purchase of property and equipment and other assets, net of proceeds from the disposal of property and equipment	(26.3)	(25.2)	(1.1)
Business acquisitions	(6.9)	(61.4)	54.5
Proceeds from sale and leaseback transactions	1.9	3.1	(1.2)
Net cash used in investing activities	(31.3)	(83.5)	52.2
Financing activities
(Decrease) increase in long-term borrowings	(98.5)	27.7	(126.2)
Issuance of shares	4.1	-	4.1
Share repurchase	-	(28.3)	28.3
Net cash used in financing activities	(94.4)	(0.6)	(93.8)
Company credit rating
Standard and Poor’s	BB+	BB+
Moody’s(2)	Ba1	Ba1

(1)

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent net earnings plus depreciation and amortization, loss on disposal of assets (less gains on disposal of assets) and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(2)

Represents the last published corporate credit rating as attributed to Couche-Tard by Moody’s. During the third quarter of fiscal 2010, Moody’s indicated that it would cease to attribute corporate credit ratings to Couche-Tard given the fact it no longer considers the Company as a speculative grade issuer.

Operating activities

During the first quarter of fiscal 2011, net cash from Couche-Tard’s store operations reached $163.8 million, up $85.6 million from the first quarter of fiscal year 2010 mainly due to higher net earnings and more favorable changes in working capital.

Investing activities

During the first quarter of fiscal 2011, investing activities were primarily for the acquisition of six stores for an amount of $6.9 million and for capital expenditures for an amount of $26.3 million. Capital investments were primarily for the replacement of equipment in some stores to enhance the offering of products and services, the addition of new stores as well as the ongoing improvement of the Company’s network.

Financing activities

During the first quarter of fiscal 2011, the decrease in long term debt amounted to $98.5 million.

Financial Position as at July 18, 2010

As shown by the indebtedness ratios included in the “Selected Consolidated Financial Information” section and net cash provided by operating activities, Couche-Tard’s financial position is excellent.

The Company’s total consolidated assets amounted to $3.7 billion as at July 18, 2010, similar to the amount as at April 25, 2010. For the 52-week period ended July 18, 2010, Couche-Tard recorded a 18.1% return on capital employed.

Shareholders’ equity amounted to $1.7 billion as at July 18, 2010, up $105.0 million compared to April 25, 2010, mainly reflecting net earnings of the first quarter of fiscal 2011, partially offset by the decrease in accumulated other comprehensive income due to the weakening of the Canadian dollar as at the balance sheet date and by dividends declared. For the 52-week period ended July 18, 2010, Couche-Tard recorded a 21.8% return on equity.

Selected Quarterly Financial Information (Unaudited)

(In millions of US dollars except for per share data, unaudited)	12-week
	period
	ended
	July 18,					Extract from the 52-week period
	2010	52-week period ended April 25, 2010				ended April 26, 2009
Quarter	1st	4th	3rd	2nd	1st	4th	3rd	2nd
Weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks
Revenues	4,272.9	4,003.5	4,935.2	3,825.8	3,675.1	2,994.0	3,911.7	4,556.4
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	229.7	150.5	141.3	176.4	178.4	105.0	168.1	179.7
Depreciation and amortization of property and equipment and other assets	48.0	49.4	63.2	46.9	45.0	42.6	56.4	41.1
Operating income	181.7	101.1	78.1	129.5	133.4	62.4	111.7	138.6
Financial expenses	6.9	7.4	8.6	7.0	6.9	6.8	10.3	9.3
Net earnings	129.5	68.8	54.8	88.2	91.1	38.0	71.1	97.6
Net earnings per share
Basic	$0.70	$0.37	$0.30	$0.48	$0.49	$0.20	$0.37	$0.50
Diluted	$0.69	$0.37	$0.29	$0.47	$0.48	$0.20	$0.36	$0.49

Outlook

In the course of the fiscal 2011, Couche-Tard expects to pursue its investments with caution in order to, amongst other things, improve its network. Given the economic climate and its attractive access to capital, Couche-Tard believes to be well positioned to realize acquisitions and create value. However, Couche-Tard will continue to exercise patience in order to benefit from a fair price in view of current market conditions. The Company also intends to keep an ongoing focus on its supply terms and operating expenses.

Finally, in line with its business model, Couche-Tard intends to continue to focus its resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of its large clientele.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores. Couche-Tard currently operates a network of 5,869 convenience stores, 4,141 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 42 states and the District of Columbia, and three in Canada covering all ten provinces. More than 53,000 people are employed throughout Couche-Tard’s retail convenience network and service centers.

Source
Raymond Paré, Vice-President and Chief Financial Officer
Tel: (450) 662-6632 ext. 4607
investor.relations@couche-tard.com

The statements set forth in this press release, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Webcast on August 24, 2010 at 3:30 P.M. (EST)
Couche-Tard invites analysts known to the Company to send their two questions in advance to its management, before 1:30 P.M. (EST) on August 24, 2010.

Financial analysts and investors who wish to listen to the webcast on Couche-Tard’s results which will take place online on August 24, 2010 at 3:30 P.M. (EST) can do so by accessing the Company’s website at www.couche-tard.com/corporate and by clicking on the corporate presentations link of the investor relations section. For those who will not be able to listen to the live presentation, the recording of the webcast will be available on the Company’s website for a period of 90 days.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

For the 12-week periods ended	July 18,	July 19,
	2010	2009
	$	$
Revenues	4,272.9	3,675.1
Cost of sales (excluding depreciation and amortization of property and equipment and other assets as shown separately below)	3,574.1	3,065.7
Gross profit	698.8	609.4

Operating, selling, administrative and general expenses	469.1	431.0
Depreciation and amortization of property and equipment and other assets	48.0	45.0
	517.1	476.0
Operating income	181.7	133.4
Financial expenses	6.9	6.9
Earnings before income taxes	174.8	126.5
Income taxes	45.3	35.4
Net earnings	129.5	91.1

Net earnings per share (Note 4)
Basic	0.70	0.49
Diluted	0.69	0.48
Weighted average number of shares (in thousands)	185,307	186,201
Weighted average number of shares – diluted (in thousands)	188,485	189,979
Number of shares outstanding at end of period (in thousands)	185,418	185,233

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of US dollars, unaudited)

For the 12-week period ended	July 18, 2010
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of period	319.5	18.8	1,167.0	109.0	1,614.3
Comprehensive income:
Net earnings			129.5		129.5
Change in cumulative translation adjustments(1)				(21.8)	(21.8)
Change in fair value of a financial instrument designated as a cash flow hedge (net of income taxes of $0.2)				0.4	0.4
Gain realized on a financial instrument designated as a cash flow hedge transferred to earnings (net of income taxes of $0.1)				(0.1)	(0.1)
Comprehensive income					108.0
Dividends			(7.5)		(7.5)
Stock-based compensation expense (note 6)		0.4			0.4
Cash received upon exercise of stock options	4.1				4.1
Balance, end of period	323.6	19.2	1,289.0	87.5	1,719.3

For the 12-week period ended					July 19, 2009
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of period	329.1	17.7	932.6	46.6	1,326.0
Comprehensive income:
Net earnings			91.1		91.1
Change in cumulative translation adjustments(1)				25.1	25.1
Change in fair value of a financial instrument designated as a cash flow hedge (net of income taxes of $0.1)				0.4	0.4
Comprehensive income					116.6
Dividends			(6.0)		(6.0)
Stock-based compensation expense (note 6)		0.4			0.4
Repurchase and cancellation of shares	(5.7)				(5.7)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(20.1)		(20.1)
Balance, end of period	323.4	18.1	997.6	72.1	1,411.2

(1)

For the 12-week period ended July 18, 2010, this amount includes a loss of $28.6 (net of income taxes of $4.3). For the 12-week period ended July 19, 2009 this amount includes a gain of $51.3 (net of income taxes of $8.4). These losses and gains arise from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its foreign self-sustaining operations.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 18,	July 19,
	2010	2009
	$	$
Operating activities
Net earnings	129.5	91.1
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	40.5	39.0
Future income taxes	2.4	11.6
Loss (gain) on disposal of property and equipment and other assets	1.2	(0.1)
Deferred credits	1.1	2.0
Other	4.1	4.2
Changes in non-cash working capital	(15.0)	(69.6)
Net cash provided by operating activities	163.8	78.2

Investing activities
Purchase of property and equipment and other assets	(29.3)	(29.9)
Business acquisitions (Note 3)	(6.9)	(61.4)
Proceeds from disposal of property and equipment and other assets	3.0	4.7
Proceeds from sale and leaseback transactions	1.9	3.1
Net cash used in investing activities	(31.3)	(83.5)

Financing activities
Net (decrease) increase in long-term debt	(98.5)	27.7
Issuance of shares	4.1	-
Repurchase of Class A multiple voting shares and Class B subordinate voting shares	-	(28.3)
Net cash used in financing activities	(94.4)	(0.6)
Effect of exchange rate fluctuations on cash and cash equivalents	(3.5)	5.0
Net increase (decrease) in cash and cash equivalents	34.6	(0.9)
Cash and cash equivalents, beginning of period	220.9	173.3
Cash and cash equivalents, end of period	255.5	172.4

Supplemental information:
Interest paid	14.7	13.0
Income taxes paid	36.4	26.8

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at July 18,	As at April 25,
	2010	2010
	(unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	255.5	220.9
Accounts receivable	313.7	286.2
Inventories	466.5	474.1
Prepaid expenses	21.3	20.2
Income taxes receivable	-	4.7
Future income taxes	24.4	24.9
	1,081.4	1,031.1
Property and equipment	1,939.0	1,980.5
Goodwill	417.1	426.5
Intangible assets	188.2	188.2
Deferred charges	8.7	9.4
Other assets	60.3	55.8
Future income taxes	8.1	5.3
	3,702.8	3,696.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	877.7	872.9
Income taxes payable	0.5	-
Future income taxes	4.9	5.6
Current portion of long-term debt	3.6	4.4
	886.7	882.9
Long-term debt	637.0	736.8
Deferred credits and other liabilities	281.9	285.8
Future income taxes	177.9	176.9
	1,983.5	2,082.4

Shareholders' equity
Capital stock	323.6	319.5
Contributed surplus	19.2	18.8
Retained earnings	1,289.0	1,167.0
Accumulated other comprehensive income	87.5	109.0
	1,719.3	1,614.3
	3,702.8	3,696.7

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and have not been subject to a review engagement by the Company’s external auditors. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 25, 2010. The unaudited interim consolidated financial statements do not include all the information required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2010 Annual Report (the 2010 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results expected for the full year. The Company’s business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer’s sales.

2. RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IMPLEMENTED

On February 13, 2008, the Accounting Standards Board (“AcSB”) issued a news release confirming that publicly accountable enterprises will be required to apply International Financial Reporting Standards (“IFRS”) in 2011. The company will therefore adopt IFRS on April 25, 2011.

Since the Company will adopt IFRS on April 25, 2011, new Canadian GAAP standards that will be effective on or after that date are not disclosed as future accounting changes because they will not be applied by the Company before the transition.

3. BUSINESS ACQUISITIONS

During the 12-week period ended July 18, 2010, the Company acquired six stores through five distinct transactions. The Company owns the land and buildings for three sites while it leases both these assets for the other three sites.

These acquisitions were settled for a total cash consideration of $6.9, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of the net assets acquired for all transactions, the preliminary allocations of certain acquisitions are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	0.3
Property and equipment	6.0
Net tangible assets acquired	6.3
Goodwill	0.6
Total consideration paid, including direct acquisition costs	6.9

The Company expects that approximately $0.3 of the goodwill related to these transactions will be deductible for tax purposes.

4. NET EARNINGS PER SHARE

	12-week period			12-week period
	ended July 18, 2010			ended July 19, 2009
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	129.5	185,307	0.70	91.1	186,201	0.49

Dilutive effect of stock options		3,178	0.01		3,778	0.01

Diluted net earnings available for Class A and B shareholders	129.5	188,485	0.69	91.1	189,979	0.48

A total of 967,175 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12-week period ended July 18, 2010. There are 1,719,775 stocks options excluded from the calculation for the corresponding 12-week period ended July 19, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

5. CAPITAL STOCK

As at July 18, 2010, the Company has 53,706,712 (53,708,112 as at July 19, 2009) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 131,711,661 (131,524,524 as at July 19, 2009) outstanding Class B subordinate voting shares each comprising one vote per share.

6. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Stock options

As at July 18, 2010, 6,927,650 stock options for the purchase of Class B subordinate voting shares are outstanding (8,759,703 as at July 19, 2009). These stock options can be gradually exercised at various dates until April 23, 2020, at an exercise price varying from Cdn$3.40 to Cdn$25.71.

For the 12-week periods ended July 18, 2010 and July 19, 2009, the stock-based compensation costs amount to $0.4.

A description of the Company’s stock-based compensation plan is included in Note 21 of the consolidated financial statements presented in the 2010 Annual Report.

Phantom stock units

For the 12-week period ended July 18, 2010, the Company granted 179,719 Phantom Stock Units (“PSUs”) (189,247 for the 12-week period ended July 19, 2009) and the compensation costs amount to $0.4 ($0.2 for the 12-week period ended July 19, 2009). As at July 18, 2010, 368,673 PSUs were outstanding (189,247 as at July 19, 2009) and a $1.7 obligation related to the PSU Plan is recorded in deferred credit and other liabilities on the consolidated balance sheet ($0.2 as at July 19, 2009).

To manage current and forecasted risk related to changes in the fair market value of the PSUs granted by the Company, the latter has entered into financial arrangements with an investment grade financial institution. The financial arrangements include a total return swap with an underlying representing Class B shares (the “Instrument”). The Instrument is recorded at fair market value on the consolidated balance sheet under other assets. The financial arrangements are adjusted as needed to reflect new awards and/or settlements of PSUs. The Company has documented and identified a portion of the Instrument as a cash flow hedge of the anticipated cash settlement transaction related to the granted PSUs. As at July 18, 2010, the fair value of the Instrument was $1.5 ($0.5 as at July 2009).

7. EMPLOYEE FUTURE BENEFITS

For the 12-week period ended July 18, 2010, the Company’s total net pension expense included in its consolidated statement of earnings amounts to $2.0. For the corresponding 12-week period ended July 19, 2009, the expense is $2.1. The Company’s pension plans are described in Note 22 of the consolidated financial statements presented in the 2010 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

8. SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period			12-week period
	ended July 18, 2010			ended July 19, 2009
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	1,002.2	516.6	1,518.8	953.7	437.1	1,390.8
Motor fuel	2,292.3	461.8	2,754.1	1,911.5	372.8	2,284.3
	3,294.5	978.4	4,272.9	2,865.2	809.9	3,675.1
Gross Profit
Merchandise and services	329.3	181.4	510.7	312.7	149.3	462.0
Motor fuel	157.8	30.3	188.1	119.4	28.0	147.4
	487.1	211.7	698.8	432.1	177.3	609.4
Property and equipment and goodwill (a)	1,860.5	495.6	2,356.1	1,773.5	469.0	2,242.5

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

9. SUBSEQUENT EVENTS

On July 22, 2010 the Company increased its tender offer to acquire all of the outstanding shares of common stock of Casey’s General Stores (“Casey’s”) to $36.75 per share in cash. The revised proposal has a total value of approximately $1.9 billion on a fully diluted basis, including net debt of Casey’s of approximately $28 million and will expire on August 30, 2010.

On June 24, 2010, the Company signed an agreement to acquire ten company-operated stores from Compac Food Stores Inc. Nine of the stores are located in the greater Mobile, Alabama area and one is located in Pensacola, Florida. The transaction is anticipated to close in September 2010 and is subject to standard regulatory approvals and closing conditions. According to a confidentiality agreement between the parties the purchase price cannot be disclosed at this time. Internal available cash will pay for the transaction.